[Pogo Letterhead]

April 26, 2007

via facsimile and EDGAR

Ms. April Sifford
Mr. Ryan Milne
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.W.
Washington D.C. 20549

Re:	Pogo Producing Company
Letter Dated April 12, 2007
Form 10-K for the Fiscal Year Ended December 31, 2006
File No. 1-7792

Dear Ms. Sifford and Mr. Milne:

Pogo Producing Company, in accordance with the above referenced letter, hereby notifies you that it expects to provide a response to the staff’s comments by Thursday, May 10, 2007.  Due to personnel constraints associated with the company’s continued pursuit of strategic alternatives, preparation of recent filings and its quarterly earnings press release, the company requires additional time to formulate a thorough response.

Respectfully,

/s/ James P. Ulm, II

Senior Vice President and
Chief Financial Officer